Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust provides 2006 income tax information

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) provides 2006 income tax information to Penn West unitholders

    CALGARY, Feb. 2 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to provide 2006 tax information on distributions for unitholders in Canada and the United States.
    The following information is provided to assist individual unitholders with 2006 income tax reporting. It is not intended to constitute legal or tax advice to any particular holder or potential holder of Penn West units.
Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Penn West units.
    Further tax information in the form of specific tax letters setting forth the taxability on a monthly basis for Canadian and U.S. residents is available on Penn West's website at www.pennwest.com.

    2006 Canadian Tax Information
    -----------------------------

    For the 2006 tax year, Penn West has determined that the Penn West distributions received by Canadian resident unitholders are 100 percent taxable with no return of capital.

    2006 U.S. Tax Information
    -------------------------

    Penn West has determined that the 2006 Penn West distributions paid to
U.S. unitholders are 100 percent dividends with no return of capital.
    After consultation with its U.S. tax advisors, Penn West believes that the units of Penn West more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to its individual U.S. unitholders will more likely than not be "Qualified Dividends" under the Jobs and Growth Tax
Relief Reconciliation Act of 2003. There are certain individual circumstances where the distributions may not be Qualified Dividends (such as situations where individual unitholders do not meet a holding period test). As such, the portion of the distributions made during 2006 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible individual unitholders.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 16:50e 02-FEB-07